Exhibit 99.1

PRESS RELEASE

Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES FRANCOEUR MINE UPDATE

MONTREAL, Quebec, Canada, July 3, 2012 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Corporation”) announces revised Reserve and Resource estimates for the Francoeur Mine, located near Rouyn-Noranda, Quebec using a US$1,400 (CAN$1,400) gold price and a 3.75 g/t Au cut-off grade, versus US$800 (CAN $800) and 5.15 g/t Au cut-off grade previously.

Highlights:

•	Updated Proven and Probable Reserve estimates of 504,687 tonnes grading 4.78 g/t Au, for 77,580 ounces of gold, versus 615,664 tonnes grading 6.91 g/t Au, for 136,749 ounces of gold previously;

•	Updated Measured and Indicated Resource estimates of 33,301 tonnes at 4.20 g/t Au, for 4,499 ounces of gold, versus 76,449 tonnes grading 7.54 g/t Au for 18,541 ounces of gold previously;

•	Updated Inferred Resource estimates of 41,240 tonnes at 4.35 g/t Au, for 5,771 ounces of gold, versus 202,250 tonnes grading 5.95 g/t Au for 38,706 ounces of gold previously;

•	Revised production guidance of 132,000 tonnes per year, or approximately 20,000 Au ounces, versus previous guidance of 30,000 to 35,000 Au ounces per year;

•	Commercial production expected to begin during the third quarter of 2012;

•	Richmont will take a non-cash write down in the second quarter of 2012 of approximately CAN$25-CAN$30 million pre-tax (approximately CAN$20-CAN$25 million after-tax), related to the lower anticipated production from the Francoeur Mine;

Mr. Paul Carmel, President and CEO of Richmont Mines, commented: “As we have previously announced, information obtained from definition drilling completed over 2011 and early 2012 indicated that the mineralized zones were more discontinuous in the upper portion of Francoeur’s West Zone than in the initial geological model. This, coupled with average realized grades that were below the 2009 reserve levels, have led to the downward revision of reserves and production and, hence, to the write-down on assets. While we are undeniably disappointed with the lower life-of-mine production estimate, the West Zone remains open at depth and we remain optimistic about our planned exploration drilling at Francoeur.”

TABLE 1: FRANCOEUR RESERVE AND RESOURCE ESTIMATES
	Tonnes (metric)	As of June 15, 2012(1)		As of December 31, 2011(2)
		Grade (g/t Au)	Ounces contained	Tonnes (metric)	Grade (g/t Au)	Ounces contained
Proven Reserves	52,626	5.14	8,700	-	-	-
Probable Reserves	452,061	4.74	68,880	615,664	6.91	136,749
Total Proven + Probable Reserves	504,687	4.78	77,580	615,664	6.91	136,749
Total Measured + Indicated Resources	33,301	4.20	4,499	76,449	7.54	18,541
Inferred Resources	41,240	4.35	5,771	202,250	5.95	38,706
(1) The Reserve and Resource calculation as of June 15, 2012 was calculated based on a price of US$1,400/oz (CAN$1,400/oz).
(2) The Reserve and Resource calculation as of December 31, 2011 was calculated based on a price of US$800/oz (CAN$800/oz), and was based on a technical report filed on SEDAR August 5, 2009.

RICHMONT MINES ANNOUNCES FRANCOEUR MINE UPDATE
July 3, 2012

Richmont will file an updated Regulation 43-101 technical report on SEDAR (www.sedar.com) within 45 days of this release.

About Richmont Mines Inc.
Richmont has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and is currently advancing its Francoeur Mine to commercial production. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary Note to U.S. Investors Concerning Resource Estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with R 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D, General Manager, Exploration and Sustainable Development, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

The reserve and resource calculations of the Francoeur Mine as of June 15, 2012 were performed by qualified persons as defined by Regulation 43-101 and were supervised by Mr. Daniel Adam, Geo., Ph.D., General Manager, Exploration and Sustainable Development, an employee of Richmont Mines Inc. The reserve and resource calculation of the Francoeur Mine as of December 31, 2011 was based on a technical report filed on SEDAR August 5, 2009 that was prepared by employees of Richmont Mines who are qualified persons as defined by Regulation 43-101.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com
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